

July 15, 2015

Via E-mail
Kirstin H. McTaggart
Sprott Asset Management LP
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada MJ5 2J1

> **Re: Central GoldTrust**
> **Schedule TO-T/A filed by Sprott Asset Management LP, et al.**
> **Filed July 8, 2015**
> **File No. 005-87886**

Dear Ms. McTaggart:

We have reviewed the filing referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally advise us of any contacts, agreements, arrangements or understandings between the filing persons and Polar Securities Inc. or Pekin Singer Strauss Asset Management, Inc. (or any of their respective affiliates) with respect to units of Central GoldTrust during the period commencing around Central GoldTrust's 2015 Annual and Special Meeting of Unitholders through the date of your response.

4. Conditions of the Offer, page 26

2.   We note your response to prior comment 8. Please update your disclosure, as necessary, to disclose in the Offer and Circular whether condition (f)(xi) has been triggered or waived, if the amendments to Central GoldTrust's Declaration of Trust received regulatory approval.

U.S. Federal Income Tax Consequences of the Exchange Offer Election and the Merger Transaction, page 64

3.   We note the revised disclosure in response to prior comment 18. We partially reissue prior comment 18. Please revise the letter of transmittal and any soliciting script to reconcile your cautionary statements regarding U.S. tax treatment with the following statements which appear to provide certainty as to tax treatment:

- "GTU Unitholders making the Merger Election will have the opportunity to exchange their GTU Units for such number of PHYS Units … on a tax-deferred basis for U.S. and Canadian income tax purposes so as to defer the realization of any gain (or loss) for U.S. or Canadian tax purposes." (Letter of Transmittal, page 4)

- "Sprott is offering a merger election, which will allow you to defer the realization of any capital gain (or loss) for U.S. or Canadian tax purposes." (Soliciting Script filed as an exhibit to Schedule TO-T/A filed June 1, 2015)

Please contact me at (202) 551-3589 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Christopher J. Cummings, Esq.
        Edwin S. Maynard, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP